Exhibit (s)(4)

The information in this preliminary prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

[FORM OF PROSPECTUS SUPPLEMENT TO BE USED IN

CONJUNCTION WITH FUTURE RIGHTS OFFERINGS]

PROSPECTUS SUPPLEMENT

(to Prospectus dated                     , 2011)

THL CREDIT, INC.

Up to              Shares of Common Stock

Issuable Upon Exercise of Rights

to Subscribe for Such Shares

We are an externally-managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. We are managed by our investment adviser, THL Credit Advisors LLC, which also provides the administrative services necessary for us to operate.

Our investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. We invest primarily in junior capital securities, including subordinated, or mezzanine, debt and second lien secured debt, which junior capital may include an associated equity component such as warrants, preferred stock or other similar securities. We may also invest in first lien senior secured loans.

We are issuing [transferable/non-transferable] subscription rights to our stockholders of record as of 5:00 p.m., New York City time, on                     ,          entitling the holders thereof to subscribe for an aggregate of              shares of our common stock. Record date stockholders will receive one right for each outstanding share of common stock owned on the record date. The rights entitle the holders to purchase one new share of common stock for every          rights held. [In addition, record date stockholders who fully exercise their rights will be entitled to subscribe, subject to the limitations described in this prospectus supplement and subject to allotment, for additional shares that remain unsubscribed as a result of any unexercised rights.] [In addition, any non-record date stockholder who exercises rights is entitled to subscribe for remaining shares that are not otherwise subscribed for by record date stockholders, subject to the limitations described in this prospectus supplement and subject to allotment.]

Our common stock is traded on The NASDAQ Global Select Market under the symbol “TCRD”. The last reported closing price for our common stock on The NASDAQ Global Select Market             ,          was $         per share. The net asset value per share of our common stock at                     , 2011 (the last date prior to the date of this prospectus on which we determined net asset value) was $        . [The rights are transferable and will be listed for trading on The NASDAQ Global Select Market under the symbol “             .”]

The subscription price will be [describe means of computing subscription price]. The offer will expire at 5:00 p.m., New York City time, on                     , 20    , unless extended as described in this prospectus supplement. We, in our sole discretion, may extend the period for exercising the subscription rights. You will have no right to rescind your subscriptions after receipt of your payment of the estimated subscription price except as described in this prospectus supplement.

An investment in our common stock is very risky and highly speculative. Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value. In addition, the companies in which we invest are subject to special risks. See “Risk Factors” beginning on page 14 of this prospectus supplement and on page 14 of the accompanying prospectus to read about factors you should consider, including the risk of leverage, before investing in our common stock.

This prospectus contains important information you should know before investing in our preferred stock. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. The information is available free of charge by contacting us THL Credit, Inc., 100 Federal Street, 31st floor, Boston, MA 02110, or by calling us at (800) 450-4424 or on our website at www.thlcredit.com. The Securities and Exchange Commission maintains a website at www.sec.gov where such information is available without charge upon request. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total(4)
Estimated subscription price(1)	$	$
Estimated sales load (underwriting discounts and commissions) [(2)](3)	$	$
Proceeds to us, before estimated expenses(1)(3)	$	$

(1)	Estimated on the basis of [describe means of computing subscription price]. See “The Offer—Subscription Price.”
[(2)	In connection with this offering, , the dealer manager for this offering, will receive a fee for its financial advisory, marketing and soliciting services equal to % of the subscription price per share for each share issued pursuant to the exercise of rights[, including pursuant to the over-subscription privilege].]
(3)	We estimate that we will incur offering expenses of approximately $ in connection with this offering. We estimate that net proceeds to us after expenses will be $ assuming all of the rights are exercised at the estimated subscription price.
(4)	Assumes all rights are exercised at the estimated subscription price.

The date of this prospectus supplement is                     , 2011

[Underwriters]

                    , 2011

As a result of the terms of this offering, stockholders who do not fully exercise their rights will own, upon completion of this offer, a smaller proportional interest in us than they owned prior to the offering. [In addition, because the subscription price per share will likely be less than the net asset value per share, based on our current market price, the offer will likely result in an immediate dilution of net asset value per share for all of our stockholders.] This offering will also cause dilution in the distributions per share we are able to distribute subsequent to completion of the offering. Such dilution is not currently determinable because it is not known how many shares will be subscribed for, what the net asset value or market price of our common stock will be on the expiration date for the offer or what the subscription price will be. If the subscription price per share is substantially less than the current net asset value per share, such dilution could be substantial. Any such dilution will disproportionately affect non-exercising stockholders. [If the subscription price is less than our net asset value per share, then all stockholders will experience a decrease in the net asset value per share held by them, irrespective of whether they exercise all or any portion of their rights]. [See “Risk Factors—Your economic and voting interest in us, as well as your proportionate interest in our net asset value, may be diluted as a result of this rights offering” and “Dilution” in this prospectus supplement for more information.]

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information from that contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any shares of our common stock by any person in any jurisdiction where it is unlawful for that person to make such an offer or solicitation or to any person in any jurisdiction to whom it is unlawful to make such an offer or solicitation. The information contained in this prospectus supplement and the accompanying prospectus is complete and accurate only as of their respective dates, regardless of the time of their delivery or sale of our common stock. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information different from or additional to the information in that prospectus.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information and disclosure. To the extent the information contained in this prospectus supplement differs from the information contained in the accompanying prospectus, the information in this prospectus supplement shall control. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under the heading, “Available Information” before investing in our common stock.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some of the information in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you may want to consider before investing in our securities. You should read the entire prospectus supplement and the accompanying prospectus carefully, including “Risks.” Throughout this prospectus supplement and the accompanying prospectus, we refer to THL Credit, Inc. as the “Company,” “we,” “us” or “our;” THL Credit Advisors LLC as “THL Credit Advisors,” the “Advisor” or the “Administrator”, Thomas H. Lee Partners, L.P. as “THL Partners”, THL Credit Opportunities, L.P. as “THL Credit Opportunities” and THL Credit Group, L.P. as “THL Credit Group.”

THL Credit, Inc.

We are an externally-managed, non-diversified closed-end management investment company incorporated in Delaware on May 26, 2009, that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. On April 21, 2010, we completed our initial public offering, formally commencing principal operations. In addition, we have elected to be treated for tax purposes as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. In 2009, the Company was treated for tax purposes as a corporation. Our investment activities are managed by THL Credit Advisors and supervised by our board of directors, a majority of whom are independent of THL Credit Advisors and its affiliates. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation” for discussion of BDC regulation and other regulatory considerations.

Our investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. We invest primarily in junior capital securities, including subordinated, or mezzanine, debt and second lien secured debt, which junior capital may include an associated equity component such as warrants, preferred stock or other similar securities. We may also invest in first lien senior secured loans. In certain instances we will also make direct equity investments. We define middle market companies to mean both public and privately-held companies with annual revenues of between $25 million and $500 million. We expect to generate returns through a combination of contractual interest payments on debt investments, equity appreciation (through options, warrants, conversion rights or direct equity investments) and origination and similar fees. We can offer no assurances that we will achieve our investment objective.

We believe there are significant opportunities to finance middle market companies that require capital for growth and acquisitions. We also believe that, as a result of the recent credit crisis, a significant investment opportunity exists to invest in middle market companies requiring junior capital to recapitalize their balance sheets. Additionally, we generally do not intend to invest in start-up companies, operationally distressed situations or companies with speculative business plans. Furthermore, we may invest throughout an entity’s capital structure, which may include senior secured loans, common and preferred equity, options and warrants, high-yield bonds and other structured securities. In addition, we may from time to time invest up to 30% of our assets opportunistically in other types of investments, including the securities of larger public companies and foreign securities. We anticipate that, over time, our investment portfolio will consist primarily of investments in junior capital.

It is also our belief that a combination of sponsored and unsponsored investments is important to having the most attractive opportunities across investment cycles, and to that end our nationwide origination efforts target both private equity sponsors and referral sources of unsponsored companies.

Unsponsored companies are either privately-held companies typically owned and controlled by entrepreneurs rather than private equity firms or microcap public companies, or those public companies with market capitalization of less than $300 million. We believe that unsponsored middle market companies represent a large, attractive and less competitive investment opportunity for two primary reasons: (1) the number of unsponsored companies far exceeds the number of sponsored companies; and (2) most investors focus primarily on sponsored companies. We also believe that investments in unsponsored companies will provide for the most attractive economics, alignment of interests with management and the greatest control for us as an investor because unsponsored companies generally have less access to capital providers.

With respect to sponsored transactions, which we define as those companies controlled by private equity firms, or sponsors, we expect the demand for leveraged buyouts to grow as mergers and acquisition activity increases, although with reduced senior lending from banks and what may be reduced participation from collateralized loan obligation vehicles. We believe junior capital providers will see increasing opportunities to fill the financing gap. We expect significant demand from sponsors who need to recapitalize the balance sheets of certain of their portfolio companies or, in certain situations, acquire portfolio companies.

We are generally required to invest at least 70% of our total assets primarily in securities of private and certain U.S. public companies (other than certain financial institutions), cash, cash equivalents and U.S. government securities and other high quality debt investments that mature in one year or less.

We are permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one half of our assets). We may borrow money when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio composition. The use of borrowed funds or the proceeds of preferred stock to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our common stock.

Organizational overview

THL Credit Advisors LLC

Our investment activities are managed by our investment adviser, THL Credit Advisors. THL Credit Advisors is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. THL Credit Advisors was formed as a Delaware limited liability company on

June 26, 2009 and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. THL Credit Advisors is led by James K. Hunt, W. Hunter Stropp and Sam W. Tillinghast, who, along with Terrence W. Olson, Stephanie Paré Sullivan, Christopher J. Flynn and Kunal M. Soni, constitute its principals. We refer to these individuals collectively as the THL Credit Principals. The THL Credit Principals and other investment professionals make up our investment team. THL Credit Advisors is owned and controlled by certain of the THL Credit Principals and a partnership consisting of certain of the partners of THL Partners.

Before joining THL Credit Group, an affiliate of THL Credit Advisors, in 2007, Messrs. Hunt, Tillinghast and Stropp, who collectively have investment experience of 25 years on average and 15 years at a minimum, were responsible for over $40 billion in investments over the period from 1990 to 2006. Messrs. Hunt and Tillinghast separately had ultimate investment authority for SunAmerica Corporate Finance and the Private Placement Group of AIG, respectively, where these investments were made. The responsibilities of these individuals included sourcing, identifying, evaluating, structuring, managing and monitoring mezzanine debt, leveraged loans, private placements and private equity investments. Over the past four years, these individuals have held ultimate responsibility for approximately $360 million in investments. The THL Credit Principals have worked together extensively in the past and have invested through multiple business and credit cycles, investing across the entire capital structure. We believe the THL Credit Principals bring a unique investment perspective and skill set by virtue of their complementary, collective experience as both debt and equity investors. In addition, we believe they bring an active equity ownership mentality and intend to focus on adding value to portfolio companies through board representation, when possible, active monitoring and direct dialogue with management.

THL Credit Advisors also serves as our administrator and leases office space to us and provides us with equipment and office services. The tasks of our administrator include overseeing our financial records, preparing reports to our stockholders and reports filed with the SEC and generally monitoring the payment of our expenses and the performance of administrative and professional services rendered to us by others.

Thomas H. Lee Partners, L.P. (“THL Partners”)

Founded in 1974, THL Partners is one of the oldest and largest private equity investment firms in the United States. Since its establishment, THL Partners has raised approximately $22 billion of equity capital and together with its affiliates, completed acquisitions of more than 100 businesses, with an aggregate purchase price in excess of $125 billion, and over 200 add-on transactions. THL Partners focuses its high value-added strategy on growth businesses and seeks to partner with the best managers in an industry to build great companies. We benefit from THL Credit Advisors’ relationship with THL Partners. THL Credit Advisors has access to the contacts and industry knowledge of THL Partners’ investment team to enhance its transaction sourcing capabilities and consults with the THL Partners team on specific industry issues, trends and other matters to complement our investment process. A partnership consisting of certain partners of THL Partners holds a 50% economic interest in THL Credit Advisors, subject to certain preferred payment obligations if such partnership makes additional capital contributions in excess of its original investment in THL Credit Advisors.

Market opportunity

We intend to invest primarily in junior capital securities, including subordinated, or mezzanine, debt and second lien secured debt. We may also invest in first lien senior secured loans. In certain instances we will also make direct equity investments. Mezzanine debt is subordinated to senior loans and is generally unsecured. First lien senior secured loans generally are senior debt instruments that rank ahead of subordinated and second lien secured debt of a given portfolio company. These loans, together with second lien secured loans, also have the benefit of a senior security interests on the assets of the portfolio company, which may rank ahead of or be junior to other security interests. We believe the environment for investing in middle market companies is attractive for several reasons, including:

Consolidation among commercial banks has reduced the focus on middle market business. We believe that many senior lenders have de-emphasized their service and product offerings to middle market companies in favor of lending to large corporate clients, managing capital markets transactions and providing other non-credit services to their customers. Further, many financial institutions and traditional lenders are faced with constrained balance sheets and are requiring existing borrowers to reduce leverage.

Middle market companies are increasingly seeking lenders with long-term permanent capital for debt and equity capital. We believe that many middle market companies prefer to execute transactions with private capital providers such as us, rather than execute high-yield bond or equity transactions in the public markets, which may necessitate increased financial and regulatory compliance and reporting obligations. Further, we believe many middle market companies are inclined to seek capital from a small number of providers with access to permanent capital that can satisfy their specific needs and can serve as value-added financial partners with an understanding of, and longer-term view oriented towards the growth of such businesses.

The current market environment may mean more favorable opportunities for investing in lower middle market companies. We believe that as part of the path of economic recovery following the recent credit crisis, select market participants such as hedge funds and collateralized loan obligation vehicles may no longer be as active as lenders in the lower middle market, a space in which we focus, resulting in fewer lender participants and a greater opportunity for us to originate proprietary investment opportunities in the lower middle market. Fewer participants also results in a more disciplined approach to investment opportunities, a situation on which we are well positioned to capitalize given the extensive level of experience of the THL Credit Principals, who have worked closely together and have invested through multiple business and credit cycles. In addition, investing in junior capital securities in the middle market may offer more favorable returns relative to their investment risk, when compared to investments in public high yield or syndicated bank loan securities. For example, junior capital securities generally involve better pricing terms, access to information, and the ability to diligence and evaluate management teams.

Investment strategy

Our investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. We invest primarily in junior capital securities, including subordinated, or mezzanine, debt and second lien secured debt, which junior capital may include an associated equity component such as warrants, preferred stock or other similar securities. We may also invest in first lien senior secured loans. In certain instances we will also make direct equity investments. Our capital is used to support organic growth, acquisitions, market or product expansion, and recapitalizations. As such, our investment adviser targets companies with strong operators or management teams which maintain a strong alignment of interests in their business and are seeking capital to grow the company. In these situations, a substantial portion of the stockholders’ net worth is subordinated to our debt instrument, reinforcing this alignment of interests.

Our strategy includes an intensive and proactive sourcing of transactions by our investment adviser who targets investments in both sponsored and unsponsored middle market companies. Sponsored investments, or investments in companies that are controlled by private equity firms, are sourced via long-standing relationships of the THL Credit Principals and ongoing development of new relationships with referral sources and equity sponsors who view our investment adviser as a partner in the transaction, rather than simply a source of capital to leverage their returns. Unsponsored investments are largely sourced from a variety of regional and local intermediaries, including regional investment banking firms, business brokers, accountants and lawyers, rather than large commercial or investment banks. For information regarding differences between sponsored and unsponsored transactions, see “The Company—General” in the accompanying prospectus.

We believe a strategy focused on junior capital debt in middle market companies has a number of compelling attributes. First, the market for these instruments is relatively inefficient, allowing an experienced investor an opportunity to produce high risk-adjusted returns. Second, downside risk can be managed through an extensive credit-oriented underwriting process, creative structuring techniques and intensive portfolio monitoring. We believe private junior capital investments generally require the highest level of credit and legal due diligence among debt or credit asset classes. Lastly, compared with equity investments, returns on junior capital loans tend to be less volatile given the substantial current return component and seniority in the capital structure relative to equity.

On April 8, 2011, we received a “Greenlight” letter that will allow us to file an application to license a small business investment company, or SBIC with the Investment Division of the Small Business Administration , or the SBA. The SBIC, which will be a wholly-owned subsidiary of THL Credit, Inc., will have investment objectives similar to ours and will make similar types of investments in accordance with SBA regulations. The SBIC will be subject to regulation and oversight by the SBA. There can be no assurance that we will be able to obtain such license and capitalize such SBIC with sufficient regulatory capital to borrow the maximum amount receivable.

Competitive advantages

We believe that, although THL Credit Advisors is a newly-organized investment adviser and has limited experience managing a BDC, we possess the following competitive advantages over many other capital providers to middle market companies:

Highly experienced management team. Before joining an affiliate of THL Credit Advisors three years ago, Messrs. Hunt, Tillinghast and Stropp, who have 25 years of investment experience on average and 15 years at a minimum, have been responsible for over $40 billion in investments, which included identifying, evaluating, structuring, managing and monitoring mezzanine debt, leveraged loans, private placements and private equity investments. The THL Credit Principals have worked together extensively in the past and have invested through multiple business and credit cycles, investing across the entire capital structure with the objective of generating attractive, long-term, risk-adjusted returns. Significant to executing on our strategy will be the THL Credit Principals’ unique investment perspective and skill-set by virtue of their complementary collective experience as both debt and equity investors. In addition, we believe the THL Credit Principals bring an active equity ownership mentality and intend to focus on adding value to portfolio companies through board representation, active monitoring and direct dialogue with management.

No legacy portfolio. As a newly-formed company, we are not adversely affected by deteriorating credit quality of investments held in any legacy portfolios that were built or acquired prior to the fourth quarter of 2008. Our entire portfolio consists of investments that were originated since 2009 which we believe have the stronger and more conservative credit characteristics in place following the credit crisis. We believe this provides us with a significant competitive advantage as we will be able to deploy our available capital into investments that have been structured and priced to reflect current, rather than historical, market conditions. Additionally, our efforts can be more focused on sourcing and accessing new investments. There can be no assurance, however, that we will be able to avoid losses or deterioration in the credit quality of our investments.

National middle market origination platform. With offices in Boston, Houston and Los Angeles, THL Credit Advisors has deep and diverse national origination relationships in the debt capital and private equity markets. These relationships provide an important channel through which our investment adviser expects to generate deal flow consistent with our investment strategy. Members of THL Credit Advisors’ investment team have relationships with investment bankers, commercial bankers (national, regional and local), lawyers, accountants and business brokers as well as access to the extensive network of THL Partners. THL Credit Advisors actively utilizes these relationships and networks to source and execute attractive investments, and maintains a database and set of reports where the details of all potential investment opportunities are tracked. Further, we believe the investment history and long-standing reputation of the THL Credit Advisors investment team members in the market allow THL Credit Advisors an early look at new investment opportunities.

Ability to execute unsponsored transactions. THL Credit Advisors believes it is one of the few credit market participants that actively seek unsponsored investments and possesses the experience and resources, as a result of the long-standing relationship of the THL Credit Principals and ongoing development of new relationships with referral sources and equity sponsors, to source unsponsored junior capital transactions. Furthermore, THL Credit Advisors has the capability to perform the rigorous in-house due diligence, structuring and monitoring activities necessary to execute such transactions.

Dividend Reinvestment Plan

We have adopted a dividend reinvestment plan for our stockholders. This is an “opt in” dividend reinvestment plan. As a result, if we declare a cash dividend or other distribution, each stockholder that has not “opted in” to our dividend reinvestment plan will receive cash dividends, rather than having their dividends automatically reinvested in additional shares of our common stock. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received their distributions in cash. See “Dividend Reinvestment Plan.”

Taxation

We elected to be treated for federal income tax purposes as a regulated investment company, or a RIC, under Subchapter M of the Code . As a RIC, we generally will not pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends, which allows us to reduce or eliminate our corporate level tax. See “Tax Matters.” To maintain the federal income tax benefits of RIC status, we must meet specified source-of-income and asset diversification requirements and distribute annually an amount equal to at least 90% of the sum of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of assets legally available for distribution. There is no assurance that we will meet these tests and be eligible to make a RIC election. If we do not qualify or do not make a RIC election, we would be taxed as a C corporation and the resulting corporate-level income tax could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

Use of Proceeds

We intend to use the net proceeds from selling our securities for general corporate purposes, which includes investing in debt and equity securities, repayment of any outstanding indebtedness and other general corporate purposes.

Leverage

We borrow funds to make additional investments, and we have granted, and may in the future grant, a security interest in our assets to lenders in connection with any such borrowings, including any borrowings by any of our subsidiaries. We use this practice, which is known as “leverage,” to attempt to increase returns to our common stockholders. However, leverage involves significant risks. See “Risks.” With certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. As of June 30, 2011, the Company had no borrowings outstanding. The amount of leverage that we employ will depend on our assessment of market and other factors at the time of any proposed borrowing.

On March 11, 2011, we entered into a three-year $115 million syndicated credit facility (the “Facility) with ING Capital LLC (“ING”). The Facility will expire on March 11, 2014. The Facility was expanded to $125 million on March 23, 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial condition, liquidity and capital resources—Credit Facility” in the accompanying prospectus.

Distributions

As a RIC, we are required to distribute annually to our stockholders at least 90% of the sum of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We are not subject to corporate level income taxation on income we timely distribute to our stockholders as dividends. See “Tax Matters.” We intend to continue to distribute quarterly dividends to our common stockholders, however, we may not be able to maintain the current level of dividend payments, including due to regulatory requirements. Our quarterly dividends, if any, will be determined by our board of directors. We pay regular quarterly dividends based upon an estimate of annual taxable income available for distribution to stockholders and the amount of taxable income carried over from the prior year for distribution in the current year. For more information, see “Distributions.”

We may issue preferred stock from time to time, although we have no immediate intention to do so. If we issue shares of preferred stock, holders of such preferred stock will be entitled to receive cash dividends at an annual rate that will be fixed or will vary for the successive dividend periods for each series. In general, the dividend periods for fixed rate preferred stock will be quarterly. To the extent we issue preferred stock, the payment of dividends to holders of our preferred stock will take priority over payment of dividends to our common stockholders. See “Description of Our Preferred Stock” in the accompanying prospectus.

Risks

Investing in our common stock may be speculative and involves certain risks relating to our structure and our investment objective that you should consider before deciding whether to invest. Certain of these risks are referenced below:

Capital markets are currently functional, but may experience periods of disruption and instability, which could have a negative impact on our business and operations.

There are numerous risks relating to our business, including credit losses on our investments, the risk of loss associated with leverage if we determine at some point to use leverage, illiquidity and valuation uncertainties in our investments, possible lack of appropriate investments, the lack of experience of our investment adviser and our dependence on such investment adviser.

There are also numerous risks relating to our investments, including the risky nature of the securities in which we invest, the subordinated nature of select investments, our potential lack of control over our portfolio companies, our limited ability to invest in public or foreign companies and the potential incentives in our investment adviser to invest more speculatively than it would if it did not have an opportunity to earn incentive fees.

We also have various risks relating to our status as a BDC, including limitations on raising additional capital, failure to qualify as a BDC and loss of tax status as a RIC.

There are also risks relating to this offering, including volatility in our stock price and the anti-takeover effect of certain provisions in our certificate of incorporation.

See “Risks” beginning on page    of the accompanying prospectus for a more detailed discussion of these and other material risks you should carefully consider before deciding to invest in our common stock.

Certain Anti-Takeover Provisions

Our certificate of incorporation and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price for our common stock. See “Description of Our Capital Stock” in the accompanying prospectus.

In addition, our board of directors will be divided into three classes with the term of one class expiring at each annual meeting of stockholders. This structure is intended to provide us with a greater likelihood of continuity of management. A staggered board of directors also may serve to deter hostile takeovers or proxy contests, as may certain other measures we have adopted. See “Description of Our Capital Stock” in the accompanying prospectus.

General Information

Our principal executive offices are located at 100 Federal Street, 31st floor, Boston, MA 02110, and we can be reached by telephone at (800) 450-4424. We maintain a website on the Internet at www.thlcredit.com. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

We file annual, quarterly and current periodic reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. This information is available at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website, at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, including us, who file documents electronically with the SEC.

THE RIGHTS OFFERING

The Offer

We are issuing to stockholders of record, or record date stockholders, on            ,            , or the record date, one [transferable/non-transferable] right for each share of our common stock held on the record date. Each holder of the rights, or rights holder, is entitled to subscribe for one share of our common stock for every            rights held [            , which we refer to as the primary subscription right]. We will not issue fractional shares of our common stock upon the exercise of rights; accordingly, rights may be exercised only in multiples of            .

[The rights are transferable and will be listed for trading on The NASDAQ Global Select Market under the symbol “            ” during the course of this offer. See “The Offer.”]

Subscription Price

The subscription price per share will be [describe means of computing subscription price]. [Because the subscription price will be determined on the expiration date, rights holders who decide to acquire shares pursuant to the primary subscription right or pursuant to the over-subscription privilege will not know the actual purchase price of those shares when they make that decision.] See “The Offer—Subscription Price.”

[Over-Subscription Privilege

Record date stockholders who fully exercise all rights issued to them (other than those rights which cannot be exercised because they represent the right to acquire less than one share) are entitled to subscribe for additional shares of our common stock which were not subscribed for by other stockholders, which we refer to as the remaining shares. If sufficient remaining shares of our common stock are available, all record date stockholders’ over-subscription requests will be honored in full. In addition, any non-record date stockholder who exercises rights is entitled to subscribe for remaining shares that are not otherwise subscribed for by record date stockholders. Shares acquired pursuant to the over-subscription privilege are subject to certain limitations and pro rata allocations. See “The Offer—Over-Subscription Privilege.”]

Purpose of the Offer

Our board of directors has determined that it would be in the best interest of THL Credit and its stockholders to increase the capital available for making additional investments, as well as to pay operating expenses, temporarily repay debt and generally enhance our liquidity. We believe that we must have sufficient liquidity available to remain a credible source of capital. The offering will increase the capital available for us to make additional investments. This offering gives existing stockholders the right to purchase additional shares at a price that is expected to be below market without incurring any commission or charge, while providing us access to additional capital resources. In connection with the approval of this rights offering, our board of directors considered, among other things, the following factors:

•	the subscription price relative to the market price and to our net asset value per share, including the likelihood that the subscription price will be below our net asset value per share;

•	the increased capital to be available upon completion of the rights offering for us to make additional investments consistent with our investment objective;

•	the dilution to be experienced by non-exercising stockholders;

•	the dilutive effect the offering will have on the dividends per share we distribute subsequent to completion of the offering;

•	[the terms and expenses in connection with the offering relative to other alternatives for raising capital, including fees payable to the dealer manager;]

•	the size of the offering in relation to the number of shares outstanding;

•	[the fact that the rights will be listed on The NASDAQ Global Select Market during the subscription period;]

•	the market price of our common stock, both before and after the announcement of the rights offering;

•	the general condition of the securities markets; and

•	any impact on operating expenses associated with an increase in capital, including an increase in fees payable to the Advisor.

There can be no assurance of the amount of dilution that a stockholder will experience or that the rights offering will be successful.

[The purpose of setting the determination of the subscription price upon the expiration of the offer is to attract the maximum participation of stockholders in the offer, with minimum dilution to non-participating stockholders.]

[The transferable rights will allow non-participating stockholders the potential of receiving cash payment upon the sale of the rights, receipt of which may be viewed as partial compensation for the dilution of their interests.]

We cannot assure you that the current offering will be successful, or that by increasing the amount of our available capital, our aggregate expenses and, correspondingly, our expense ratio will be lowered. In addition, the management fee we pay to the Advisor is based upon our gross assets, which include any cash or cash equivalents that we have not yet invested in the securities of portfolio companies.

[In determining that this offer is in our best interest and in the best interests of our stockholders, we have retained            , the dealer manager for this offer, to provide us with financial advisory, marketing and soliciting services relating to this offer, including advice with respect to the structure, timing and terms of the offer. In this regard, our board of directors considered, among other things, using a fixed pricing versus variable pricing mechanism, the benefits and drawbacks of conducting a non-transferable versus a transferable rights offering, the effect on us if this offer is not fully subscribed and the experience of the dealer manager in conducting rights offerings.]

[Although we have no present intention to do so, we may, in the future and in our discretion, choose to make additional rights offerings from time to time for a number of shares and on terms which may or may not be similar to this offer, provided that our board of directors must determine that each subsequent rights offering is in the best interest of our stockholders. Any such future rights offering will be made in accordance with the 1940 Act.]

[Sale of Rights

The rights are evidenced by a subscription certificate and are transferable until            ,            (or if the offer is extended, until the extended expiration date). The rights will be listed for trading on The NASDAQ Global Select Market under the symbol “            ”. We and the dealer manager will use our best efforts to ensure that an adequate trading market for the rights will exist. However, no assurance can be given that a market for the rights will develop. Trading in the rights on The NASDAQ Global Select Market may be conducted until close of trading on The NASDAQ Global Select Market on            ,            (or, if the offer is extended, until the extended expiration date). See “The Offer—Sale of Rights.”]

How to Obtain Subscription Information

•	Contact your broker-dealer, trust company, bank or other nominee where your rights are held, or

•	Contact the information agent, , at . Broker-dealers and nominees may call .

How to Subscribe

•	Deliver a completed subscription certificate and payment to the subscription agent by the expiration date of the rights offering, or

•

If your shares are held in an account with your broker-dealer, trust company, bank or other nominee, which qualifies as an Eligible Guarantor Institution under Rule 17Ad-15 of the Exchange Act, have your Eligible Guarantor Institution deliver a notice of guaranteed delivery to the subscription agent by the expiration date of the rights offering.

Subscription Agent

            will act as the subscription agent in connection with this offer.

Information Agent

            will act as the information agent in connection with this offer. You may contact            toll-free with questions at            . Broker-dealers and nominees may call            .

[Distribution Arrangements

            will act as dealer manager for the offer. Under the terms and subject to the conditions contained in the dealer manager agreement, the dealer manager will provide financial advisory services and marketing assistance in connection with the offer and will solicit the exercise of rights and participation in the over-subscription privilege by our stockholders. The offer is not contingent upon any number of rights being exercised. We have agreed to pay the dealer manager a fee for its financial advisory, marketing and soliciting services equal to    % of the subscription price per share for shares issued pursuant to the exercise of rights, including pursuant to the over-subscription privilege. The dealer manager may reallow a portion of its fees to other broker-dealers that have assisted in soliciting the exercise of rights.]

Important Dates to Remember

Record Date
Subscription Period	(1)
Measurement Period for Subscription Price(2)	(1)
Expiration Date	(1)
Deadline for Delivery of Subscription Certificates and Payment for Shares(3)	(1)
Deadline for Delivery of Notice of Guaranteed Delivery(3)	(1)
Deadline for Delivery of Subscription Certificates and Payment for Shares pursuant to Notice of Guaranteed Delivery	(1)
Confirmations Mailed to Participants	(1)
Final Payment for Shares	(1)

(1)	Unless the offer is extended.
(2)	The subscription price will be [describe means of computing subscription price].
(3)	Participating rights holders must, by the expiration date of the offer (unless the offer is extended), either (1) deliver a subscription certificate and payment for shares or (2) cause to be delivered on their behalf a notice of guaranteed delivery.

FEES AND EXPENSES

The following table is intended to assist you in understanding the various costs and expenses that an investor in our securities will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in the Company. In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate the information included in this table to reflect the applicable sales load and related fees.

Stockholder Transaction Expenses
Sales Load (as a percentage of offering price)	—	%(1)
Offering Expenses (as a percentage of offering price)	—	%(2)
Dividend Reinvestment Plan Fees	—	%(3)
Debt Securities and/or Preferred Stock Offering Expenses Borne by Holders of Common Stock	—	%(4)

Total Stockholder Transaction Expenses (as a percentage of offering price)	—	%(4)

Annual Expenses (as a Percentage of Net Assets Attributable to Common Shares)
Base Management Fees		%(5)
Incentive Fees Payable Under the Investment Management Agreement (20% of ordinary income and capital gains)		%(6)
Interest Payments on Borrowed Funds (including Cost of Servicing Debt Securities and/or Preferred Stock)		%(7)
Other Expenses		%(8)
Acquired Fund Fees and Expenses	—	%(9)

Total Annual Expenses		%

(1)	The underwriting discounts and commissions with respect to the shares sold in this offering, which is a one-time fee, is the only sales load paid in connection with this offering.
(2)	Amount reflects estimated offering expenses of $ and is based on the offering of shares at the public offering price of $ per share.
(3)	The expenses of the dividend reinvestment plan are included in “Other Expenses.” See “Dividend Reinvestment Plan” in the accompanying prospectus.
(4)	The prospectus supplement corresponding to each offering will disclose the applicable offering expenses and total stockholder transaction expenses.
(5)	Our base management fee under the investment management agreement is based on our gross assets without deduction for any liabilities and is payable quarterly in arrears. See “The Advisor—Investment Management Agreement.” The amount assumes borrowings of $ million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial condition, liquidity and capital resources” in the accompanying prospectus. We do not expect to have significant expense accruals at the end of each quarter and accordingly do not expect our other liabilities will have an impact on our base management fee rate in relation to net assets attributable to our common stock. Although we have no definitive plans to do so at this time, we could determine, if market conditions are favorable and our board of directors determined that it was in the best interests of the Company and our stockholders, to issue debt securities. Accordingly, we have estimated debt securities offering expenses which are included in the “Interest Payment of Borrowed Funds (including Cost of Servicing Debt Securities and/or Preferred Stock)” line item.
(6)	Assumes incentive fee earned by the Advisor remains consistent with the amounts earned for the [ ] months ended [ ], 20 . For more detailed information about incentive fees related to capital gains incurred by us that are not payable to the Advisor under the terms of the Investment Management Agreement, please see Note 3 to our consolidated financial statements for the [ ] months ended [ ], 20 .

The incentive fee consists of two components, ordinary income and capital gains:

The ordinary income component, which is payable quarterly in arrears, will equal 20.0% of the excess, if any, of our “Preincentive Fee Net Investment Income” over a 2.0% quarterly (8.0% annualized) hurdle rate, expressed as a rate of return on the value of our net assets attributable to our common stock, and a “catch-up” provision, measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, our investment adviser receives no incentive fee until our net investment income equals the hurdle rate of 2.0% but then receives, as a “catch-up,” 100% of our preincentive fee net investment income with respect to that portion of such preincentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5% subject to a total return requirement and deferral of non-cash amounts. The effect of the “catch-up” provision is that, subject to the total return and deferral provisions discussed below, if preincentive fee net investment income exceeds 2.5% in any calendar quarter, our investment adviser will receive 20.0% of our preincentive fee net investment income as if a hurdle rate did not apply. The ordinary income component of the incentive fee will be computed on income that may include interest that is accrued but not yet received in cash. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of the Company’s preincentive fee net investment income will be payable except to the extent 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. In other words, any ordinary income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20% of the amount by which our preincentive fee net investment income for such calendar quarter exceeds the 2.0% hurdle, subject to the “catch-up” provision, and (ii) (x) 20% of the cumulative net increase in net assets resulting from operations for the then current and 11 preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the sum of preincentive fee net investment income, base management fees, realized gains and losses and unrealized appreciation and depreciation of the Company for the then current and 11 preceding calendar quarters. In addition, the portion of such incentive fee that is attributable to deferred interest (sometimes referred to as payment-in-kind interest, or PIK, or original issue discount, or OID) will be paid to THL Credit Advisors, together with interest thereon from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual. There is no accumulation of amounts on the hurdle rate from quarter to quarter and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle rate and there is no delay of payment if prior quarters are below the quarterly hurdle rate.

The capital gains component of the incentive fee will equal 20.0% of our “Incentive Fee Capital Gains,” if any, which will equal our aggregate cumulative realized capital gains from inception through the end of each calendar year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized capital depreciation, less the aggregate amount of any previously paid capital gain incentive fees. The second component of the incentive fee will be payable, in arrears, at the end of each calendar year (or upon termination of the investment management agreement, as of the termination date), commencing with the year ending December 31, 2010. For a more detailed discussion of the calculation of this fee, see “The Advisor—Investment Management Agreement” in the accompanying prospectus.

(7)	We may borrow funds from time to time to make investments to the extent we determine that the economic situation is conducive to doing so. The costs associated with our borrowings are indirectly borne by our investors. For purposes of this section, we have computed interest expense assuming that: (i) we maintain no cash or cash equivalents, (ii) borrow for investment purposes an amount equal to % of our total assets ($ million out of total assets of $ million. The $ million assumes borrowing up to our capacity on our $ million existing credit facility and assumes we issue an additional $ million of debt securities or borrow under a future credit facility(*)) and (iii) the annual interest rate, representing interest and credit facility fees and amortization of debt issuance costs, is %. Total assets of $ million assumes full utilization of the $250 million under our shelf registration statement.

(*) Although we have no definitive plans to do so at this time, we could determine, if market conditions are favorable and our board of directors determined that it was in the best interests of the Company and our stockholders, to issue debt securities.

(8)	Other expenses include overhead expenses for the estimated current fiscal year based on amounts incurred by us for the [ ] months ended [ ], 20 , including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement. The Administrator performs services under the Administration Agreement at cost. See “The Advisor—Administration Agreement” in the accompanying prospectus.
(9)	Acquired fund fees and expenses assumes annualized management fees, other expenses and incentive fees incurred at LCP Capital Fund, LLC (“LCP”). Such fees and expenses are netted against distributions received by the Company from LCP on a quarterly basis.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above and have excluded performance-based incentive fees. See Note 7 below for additional information regarding certain assumptions regarding our level of leverage. In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	$	$	$

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the investment management agreement, which, assuming a 5% annual return, would either not be payable or would have an insignificant impact on the expense amounts shown above, is not included in the example. This illustration assumes that we will not realize any capital gains (computed net of all realized capital losses and unrealized capital depreciation) in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses and returns to our investors would be higher. For example, if we assumed that we received our 5% annual return completely in the form of net realized capital gains on our investments, computed net of all cumulative unrealized depreciation on our investments, the projected dollar amount of total cumulative expenses set forth in the above illustration would be as follows:

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	$	$	$

In addition, the example assumes no sales load. Also, while the example assumes reinvestment of all dividends at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the dividend payment date, which may be at, above or below net asset value. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

RISK FACTORS

Investing in our securities involves a number of significant risks. Before you invest in our securities, you should be aware of various risks, including those described below and those set forth in the accompanying prospectus. You should carefully consider these risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus, before you decide whether to make an investment in our securities. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below, together with those set forth in the accompanying prospectus, are the principal risk factors associated with an investment in us as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

[The rights are non-transferable and there is no market for the rights.

Other than in very limited circumstances, you may not sell, give away or otherwise transfer your rights. Because the rights are non-transferable, there is no market or other means for you to directly realize any value associated with the rights. You must exercise the rights and acquire additional shares of our common stock to realize any value.]

[Your economic and voting interest in us, as well as your proportionate interest in our net asset value, may be diluted as a result of this rights offering.

Stockholders who do not fully exercise their rights should expect that they will, at the completion of the offer, own a smaller proportional interest in us, including with respect to voting rights, than would otherwise be the case if they fully exercised their rights. We cannot state precisely the amount of any such dilution in share ownership because we do not know at this time what proportion of the shares will be purchased as a result of the offer.

In addition, if the subscription price is less than our net asset value per share, then our stockholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of the offer. The amount of any decrease in net asset value is not predictable because it is not known at this time what the subscription price and net asset value per share will be on the expiration date of the rights offering or what proportion of the shares will be purchased as a result of the offer. Such dilution could be substantial.

This offering will also cause dilution in the dividends per share we are able to distribute subsequent to completion of the offering. In addition, our reported earnings per share will be retroactively adjusted to reflect the dilutive effects of this offering. See “Dilution.”]

[Insert any additional relevant risk factors not included in the base prospectus.]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to factors previously identified elsewhere in this prospectus, including the “Risks” section of the accompanying prospectus, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•	the introduction, withdrawal, success and timing of business initiatives and strategies;

•	changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the value of our assets;

•	the relative and absolute investment performance and operations of our investment adviser;

•	the impact of increased competition;

•	the impact of future acquisitions and divestitures;

•	the unfavorable resolution of legal proceedings;

•	our business prospects and the prospects of our portfolio companies;

•	the impact, extent and timing of technological changes and the adequacy of intellectual property protection;

•	the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to us or THL Credit Advisors;

•	the ability of THL Credit Advisors to identify suitable investments for us and to monitor and administer our investments;

•	our contractual arrangements and relationships with third parties;

•	any future financings by us;

•	the ability of THL Credit Advisors to attract and retain highly talented professionals;

•	fluctuations in foreign currency exchange rates; and

•	the impact of changes to tax legislation and, generally, our tax position.

This prospectus and any prospectus supplement, and other statements that we may make, may contain forward-looking statements with respect to future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “potential,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty to and do not undertake to update forward-looking statements. These forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act or Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

USE OF PROCEEDS

We estimate that net proceeds we will receive from this offering will be approximately $        million assuming all of the rights are exercised at the estimated subscription price and after deducting payments to the dealer manager of    % of the subscription price for each share issued pursuant to exercise of the rights and estimated offering expenses of approximately $        payable by us.

We intend to use the net proceeds from the sale of our securities for general corporate purposes, which include investing in debt and equity securities, repayment of any outstanding indebtedness and other general corporate purposes.

We anticipate that substantially all of the net proceeds from any offering of our securities will be used as described above within twelve months, but in no event longer than two years. Pending such uses and investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. The management fee payable by us to our investment adviser or will not be reduced while our assets are invested in such securities. Our ability to achieve our investment objective may be limited to the extent that the net proceeds of any offering, pending full investment, are held in lower yielding short-term instruments.

CAPITALIZATION

The following table sets forth:

•	our actual capitalization as of , 20 ; and

•

our pro forma capitalization to give effect to the sale of shares of our common stock in this offering, assuming all rights are exercised at the estimated subscription price of $        and our receipt of the estimated net proceeds from that sale.

As of , 20
	THL Credit, Inc. Actual (in thousands)	THL Credit, Inc. Pro Forma (in thousands)
Assets:
Cash and cash equivalents	$	$
Investments at fair value	$	$
Other assets	$	$
Total assets	$	$
Liabilities:
Credit facilities payable	$	$
Other Liabilities	$	$
Total Liabilities	$	$
Stockholders’ equity:
Common stock, par value $0.001 per share; 100,000,000 shares authorized, shares issued and outstanding, shares issued and outstanding, as adjusted, respectively		$
Capital in excess of par value		$

Total stockholders’ equity

DILUTION

As of            ,            , our net assets were $        million, or approximately $        per share. After giving effect to the sale of            shares of our common stock in this offering, assuming all rights are exercised at the estimated subscription price of $        per share, and our receipt of the estimated net proceeds from that sale, our pro forma net asset value would have been approximately $        million, or approximately $        per share, representing an immediate dilution of approximately $        per share to our existing stockholders.

The following table illustrates the dilutive effects of this offering on a per share basis, assuming all rights are exercised at the estimated subscription price of $        per share:

As of ,
	Actual	As Adjusted
Net asset value per common share	$	$

	Months Ended ,
	Actual		As Adjusted
Net increase in net assets resulting from net investment income per common share		$(1)		$(2)
Net decrease in net assets resulting from operations per common share		$(1)		$(2)
Distributions per common share	$			$(3)

(1)	Basic and diluted, weighted average number of shares outstanding is .
(2)	Assumes that on , , the beginning of the indicated period, (1) all rights were exercised at the estimated subscription price of $ per share and (2) shares of our common stock were issued upon exercise of such rights.
(3)	Assumes actual cash distributions divided by adjusted shares, including shares issued upon exercise of rights.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock is traded on The NASDAQ Global Select Market under the symbol “TCRD.” Our common stock began trading on The NASDAQ Global Select Market on April 22, 2010.

The following table sets forth the range of high and low sales prices of our common stock as reported on The NASDAQ Global Select Market, the sales price as a percentage of net asset value and the dividends declared by us for each fiscal quarter. The stock quotations are interdealer quotations and do not include markups, markdowns or commissions.

	Closing Sales Price			Premium/ Discount of High Sales Price to NAV(2)	Premium/ Discount of Low Sales Price to NAV(2)
	NAV(1)	High	Low
Year Ended December 31, 2010

First Quarter	($13.60)	—	—	—	—
Second Quarter	$13.01	$13.00	$11.09	100%	85%
Third Quarter	$13.10	$12.30	$10.95	94%	84%
Fourth Quarter	$13.06	$13.42	$11.89	103%	91%

Year Ended December 31, 2011

First Quarter	$13.07	$13.96	$12.78	107%	98%
Second Quarter	$13.15	$14.34	$12.76	109%	97%
Third Quarter	*	$13.21	$10.75	*	*
Fourth Quarter (through October 17, 2011)	*	$11.47	$10.69	*	*

(1)	NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.
(2)	Calculated as of the respective high or low closing sales price divided by NAV. A percentage above 100% equals a premium to NAV; a percentage below 100% equals a discount to NAV.
*	NAV for this period has not been determined.

The last reported price for our common stock on October 17, 2011 was $11.28 per share.

Shares of business development companies may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at a discount from net asset value or at premiums that are unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease. At times, our shares of common stock have traded at a premium to net asset value and at times our shares of common stock have traded at a discount to the net assets attributable to those shares. It is not possible to predict whether the shares offered hereby will trade at, above, or below net asset value.

Dividends

We have elected to be taxed as a RIC under Subchapter M of the Code. In order to maintain our status as a RIC, we are required to (1) distribute at least 90% of our investment company taxable income and (2) distribute at least 98% of our ordinary income and 98.2% of our net capital gains to avoid excise tax. We intend to make distributions to stockholders on a quarterly basis of substantially all of our net investment income. In addition, although we intend to make distributions of net realized capital gains, if any, at least annually, out of assets legally available for such distributions, we may in the future decide to retain such capital gains for investment.

In addition, we may be limited in our ability to make distributions due to the BDC asset coverage test for borrowings applicable to us as a BDC under the 1940 Act.

The following table summarizes our dividends declared and paid or to be paid on all shares to date:

Date Declared	Record Date	Payment Date	Amount Per Share
August 5, 2010	September 2, 2010	September 30, 2010	$0.05
November 4, 2010	November 30, 2010	December 28, 2010	$0.10
December 14, 2010	December 31, 2010	January 28, 2011	$0.15
March 10, 2011	March 25, 2011	March 31, 2011	$0.23
May 5, 2011	June 15, 2011	June 30, 2011	$0.25
July 28, 2011	September 15, 2011	September 30, 2011	$0.26

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, we may be limited in our ability to make distributions due to the BDC asset coverage test for borrowings applicable to us as a BDC under the 1940 Act. See “Regulation” in the accompanying prospectus. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of our status as a regulated investment company. We cannot assure stockholders that they will receive any distributions at a particular level.

We maintain an “opt in” dividend reinvestment plan for our common stockholders. As a result, unless stockholders specifically elect to have their dividends automatically reinvested in additional shares of common stock, stockholders will receive all such dividends in cash. With respect to our dividends and distributions paid to stockholders during the three months ended June 30, 2011, dividends reinvested pursuant to our dividend reinvestment plan totaled $13. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received cash distributions, but will not have received cash from us with which to pay such taxes. See “Dividend Reinvestment Plan” in the accompanying prospectus.

Under the terms of our dividend reinvestment plan, dividends will primarily be paid in newly issued shares of common stock. However, the Company reserves the right to purchase shares in the open market in connection with the implementation of the plan. This feature of the plan means that, under certain circumstances, we may issue shares of our common stock at a price below net asset value per share, which could cause our stockholders to experience dilution.

Distributions in excess of our current and accumulated profits and earnings would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. The determination of the tax attributes of our distributions will be made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. Therefore, a determination made on a quarterly basis may not be representative of the actual tax attributes of our distributions for a full year. If we had determined the tax attributes of our distributions year-to-date as of June 30, 2011, approximately 100% would be from ordinary income for tax purposes. However, there can be no certainty to stockholders that this determination is representative of what the tax attributes of our 2011 distributions to stockholders will actually be. Each year, a statement on Form 1099-DIV identifying the source of the distribution will be mailed to our stockholders.

THE OFFER

Purpose of the Offer

Our board of directors has determined that it would be in the best interests of THL Credit, Inc. and its stockholders to increase the capital available for making additional investments, as well as to pay operating expenses, temporarily repay debt and generally enhance our liquidity. We believe that we must have sufficient liquidity available to remain a credible source of capital. The offering will increase the capital available for us to make additional investments. The current offering gives existing stockholders the right to purchase additional shares at a price that is expected to be below market without incurring any commission or charge, while providing us access to such additional capital resources. In connection with the approval of this rights offering, our board of directors considered, among other things, the following factors:

•	the subscription price relative to the market price and to our net asset value per share, including the likelihood that the subscription price will be below our net asset value per share;

•	the increased capital to be available upon completion of the rights offering for us to make additional investments consistent with our investment objective;

•	the dilution to be experienced by non-exercising stockholders;

•	the dilutive effect the offering will have on the dividends per share we distribute subsequent to completion of the offering;

•	[the terms and expenses in connection with the offering relative to other alternatives for raising capital, including fees payable to the dealer manager;]

•	the size of the offering in relation to the number of shares outstanding;

•	[the fact that the rights will be listed on The NASDAQ Global Select Market during the subscription period;]

•	the market price of our common stock, both before and after the announcement of the rights offering;

•	the general condition of the securities markets; and

•	any impact on operating expenses associated with an increase in capital, including an increase in fees payable to the Advisor.

There can be no assurance of the amount of dilution that a stockholder will experience or that the rights offering will be successful.

The purpose of setting the determination of the subscription price upon the expiration of the offer is to attract the maximum participation of stockholders in the offer, with minimum dilution to non-participating stockholders.

[The transferable rights will allow non-participating stockholders the potential of receiving cash payment upon the sale of the rights, receipt of which may be viewed as partial compensation for the dilution of their interests.]

We cannot assure you that the current offering will be successful, or that by increasing the size of our available equity capital, our aggregate expenses and, correspondingly, our expense ratio will be lowered. In addition, the management fee we pay to the Advisor is based upon our gross assets, which include any cash or cash equivalents that we have not yet invested in the securities of portfolio companies.

[In determining that this offer was in our best interest and in the best interests of our stockholders, we have retained             , the dealer manager for this offering, to provide us with financial advisory, marketing and soliciting services relating to this offer, including advice with respect to the structure, timing and terms of the offer. In this regard, our board of directors considered, among other things, using a fixed pricing versus variable pricing mechanism, the benefits and drawbacks of conducting a non-transferable versus a transferable rights offering, the effect on us if this offer is not fully subscribed and the experience of the dealer manager in conducting rights offerings.]

[Although we have no present intention to do so, we may, in the future and in our discretion, choose to make additional rights offerings from time to time for a number of shares and on terms which may or may not be similar to this offer, provided that our board of directors must determine that each subsequent rights offering is in the best interest of our stockholders. Any such future rights offering will be made in accordance with the 1940 Act.]

Terms of the Offer

We are issuing to record date stockholders [transferable/non-transferable] rights to subscribe for up to approximately              shares. Each record date stockholder is being issued one [transferable/non-transferable] right for each whole share owned on the record date. The rights entitle each holder, or rights holder, to acquire at the subscription price one share for every              rights held [, which we refer to as the primary subscription right]. Rights may be exercised at any time during the subscription period, which commences on                     ,         , the record date, and ends at 5:00 p.m., New York City time, on                     ,         , the expiration date, unless extended by us.

The rights are [transferable and will be listed for trading on The NASDAQ Global Select Market under the symbol “            ” during the course of the offer/non-transferable]. The shares of our common stock issued pursuant to an exercise of rights will be listed on The NASDAQ Global Select Market under the symbol “TCRD”. The rights will be evidenced by subscription certificates which will be mailed to stockholders, except as discussed below under “—Foreign Stockholders.”

We will not issue fractional shares upon the exercise of rights; accordingly, rights may be exercised only in multiples of             .

The rights are [transferable/non-transferable]. [Rights holders who are not record date stockholders may purchase shares as described above, which we refer to as the primary subscription, and may be entitled to subscribe for shares pursuant to the over-subscription privilege (as described below).]

[Shares for which there is no subscription during the primary subscription will be offered, by means of the over-subscription privilege, first to record date stockholders who fully exercise the rights issued to them pursuant to this offering (other than those rights that cannot be exercised because they represent in the aggregate the right to acquire less than one share) and who wish to acquire more than the number of shares they are entitled to purchase pursuant to the exercise of their rights. In addition, any non-record date rights holder who exercises rights is entitled to subscribe for remaining shares that are not otherwise subscribed for by record date stockholders. Shares acquired pursuant to the over-subscription privilege are subject to certain limitations and pro rata allocations. See “—Over-Subscription Privilege” below.]

For purposes of determining the number of shares a record date stockholder may acquire pursuant to the offer, broker-dealers, trust companies, banks or others whose shares are held of record by Cede & Co. (“Cede”) or by any other depository or nominee will be deemed to be the holders of the rights that are issued to Cede or the other depository or nominee on their behalf.

There is no minimum number of rights which must be exercised in order for the offer to close.

[Over-Subscription Privilege

Shares not subscribed for by rights holders, which we refer to as remaining shares, will be offered, by means of the over-subscription privilege, first to record date stockholders who have fully exercised the rights issued to them and who wish to acquire more than the number of shares they are entitled to purchase pursuant to the basic subscription. Rights holders should indicate on the subscription certificate that they submit with respect to the exercise of the rights issued to them how many additional shares they are willing to acquire pursuant to the over-subscription privilege. If there are sufficient remaining shares, all record date stockholders’ over-subscription requests will be honored in full. If record date stockholder requests for shares pursuant to the over-subscription privilege exceed the remaining shares available, the available remaining shares will be allocated pro-rata among record date stockholders who over-subscribe based on the number of shares held on the record date. The percentage of remaining shares each over-subscribing stockholder may acquire will be rounded down to result in delivery of whole shares. The allocation process may involve a series of allocations to assure that the total number of remaining shares available for over-subscriptions is distributed on a pro-rata basis. The formula to be used in allocating the remaining shares is as follows:

Stockholder’s Record Date Position	×	Remaining Shares

Total Record Date Position of All Over-Subscribers

Any rights holder other than record date stockholders who exercises rights is entitled to subscribe for remaining shares that are not otherwise over-subscribed for by record date stockholders. These non-record date rights holders should indicate in the subscription certificate submitted with respect to the exercise of any rights how many shares they are willing to acquire pursuant to the over-subscription privilege. We cannot assure non-record date rights holders that they will receive shares pursuant to the over-subscription privilege.

If sufficient remaining shares are available after the over-subscription privileges for the record date stockholders have been allotted, then all over-subscriptions by non-record date rights holders will be honored in full. If the remaining shares are insufficient to permit such allocation, the remaining shares will be allocated pro-rata among the non-record date rights holders who wish to exercise their over-subscription privilege, based on the number of rights held by such rights holders on the expiration date. However, if this pro-rata allocation results in any holder being allocated a greater number of shares than the holder subscribed for pursuant to the exercise of the over-subscription privilege, then such holder will be allocated only such number of shares pursuant to the over-subscription privilege as such holder subscribed for. The formula to be used in allocating the shares available to non-record date rights holders exercising their over-subscription privilege is as follows:

Non-Record Date Rights Holder’s Rights Ownership as of the Expiration Date	×	Shares Available for Non- Record Date Rights Holders Exercising Their Over-Subscription Privilege

Total Rights Ownership as of the Expiration Date of Non-Record Date Rights Holders Exercising Their Over-Subscription Privilege

Banks, brokers, trustees and other nominee holders of rights will be required to certify to the subscription agent, before any over-subscription privilege may be exercised with respect to any particular beneficial owner, as to the aggregate number of rights exercised pursuant to the primary subscription and the number of shares subscribed for pursuant to the over-subscription privilege by such beneficial owner and that such beneficial owner’s primary subscription was exercised in full. We will not offer or sell in connection with the offer any shares that are not subscribed for pursuant to the primary subscription or the over-subscription privilege.]

Subscription Price

The subscription price for the shares to be issued pursuant to the offer will be [describe means of computing subscription price]. [Since the expiration date will be                     ,          (unless we extend the subscription period), rights holders will not know the subscription price at the time of exercise and will be required initially to pay for both the shares subscribed for pursuant to the primary subscription right and, if eligible, any additional shares subscribed for pursuant to the over-subscription privilege at the estimated subscription price of $         per share.] See “—Payment for Shares” below. Rights holders who exercise their rights will have no right to rescind a purchase after receipt of their completed subscription certificates together with payment for shares by the subscription agent. We do not have the right to withdraw the rights or cancel this offer after the rights have been distributed.

Expiration of the Offer

The offer will expire at 5:00 p.m., New York City time, on             ,             , the expiration date, unless extended by us. The rights will expire on the expiration date of the rights offering and may not be exercised thereafter.

Our board of directors may determine to extend the subscription period, and thereby postpone the expiration date, to the extent our board of directors determines that doing so is in the best interest of our stockholders. For example, our board of directors may elect to extend the subscription period in the event there is substantial instability or volatility in the trading price of our common stock or the rights on The NASDAQ Global Select Market at or near the expiration date, or if any event occurs which causes trading to cease or be suspended on The NASDAQ Global Select Market or the financial markets generally. The foregoing are not the only circumstances under which this offer may be extended, and our board of directors is free to extend the subscription period at its discretion, provided it determines that doing so is in the best interests of our stockholders.

Any extension of the offer will be followed as promptly as practicable by announcement thereof, and in no event later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release or such other means of announcement as we deem appropriate.

Information Agent

             will act as the information agent in connection with the offering. The information agent will receive for its services a fee estimated to be approximately $         plus reimbursement of all out-of-pocket expenses related to the offering.              can be contacted at the below address:

Subscription Agent

             will act as the subscription agent in connection with this offer. The subscription agent will receive for its administrative, processing, invoicing and other services a fee estimated to be approximately $        , plus reimbursement for all out-of-pocket expenses related to the offer.

Completed subscription certificates must be sent together with full payment of the subscription price for all shares subscribed for in the primary subscription and pursuant to over-subscription privilege to the subscription agent by one of the methods described below. Alternatively, an Eligible Guarantor Institution may send notices of guaranteed delivery by facsimile to              which must be received by the subscription agent at or prior to 5:00 p.m., New York City time, on the expiration date of the rights offering. Facsimiles should be confirmed by telephone at             . We will accept only properly completed and duly executed subscription certificates actually received at any of the addresses listed below, at or prior to 5:00 p.m., New York City time, on the expiration date of the rights offering or by the close of business on the third business day after the expiration date of the rights offering following timely receipt of a notice of guaranteed delivery. See “—Payment for Shares” below. In this prospectus, close of business means 5:00 p.m., New York City time, on the relevant date.

Subscription Certificate Delivery Method	Address/Number
By Notice of Guaranteed Delivery:	Contact an Eligible Guarantor Institution, which may include a commercial bank or trust company, a member firm of a domestic stock exchange or a savings bank or credit union, to notify us of your intent to exercise the rights.

By First Class Mail Only (Not Overnight /Express Mail):

By Overnight Delivery:

Delivery to an address other than one of the addresses listed above will not constitute valid delivery.

Any questions or requests for assistance concerning the method of subscribing for shares or for additional copies of this prospectus or subscription certificates or notices of guaranteed delivery may be directed to the information agent at its telephone number and address listed below:

Stockholders may also contact their broker-dealers or nominees for information with respect to the offer.

[Sale of Rights

The Rights are Transferable

The rights will be listed for trading on The NASDAQ Global Select Market under the symbol “            ” subject to notice of issuance. We and the dealer manager will use our best efforts to ensure that an adequate trading market for the rights will exist, although no assurance can be given that a market for the rights will develop. Trading in the rights on The NASDAQ Global Select Market is expected to be conducted beginning on or about             ,             , and continuing until             ,              (or if the offer is extended, until the extended expiration date). Rights holders are encouraged to contact their broker-dealer, bank, trustee or other nominees for more information about trading of the rights.

Sales Through Subscription Agent and Dealer Manager

Stockholders who do not wish to exercise any or all of their rights may instruct the subscription agent to sell any rights they do not intend to exercise themselves through or to the dealer manager. Subscription certificates representing the rights to be sold through or to the dealer manager must be received by the subscription agent on or before             ,              (or if the offer is extended, on or before two business days prior to the extended expiration date). Upon the timely receipt by the subscription agent of appropriate instructions to sell rights, the subscription agent will ask the dealer manager either to purchase or to use its best efforts to complete the sale and the subscription agent will remit the proceeds of the sale to the selling stockholders. If the rights can be sold, sales of such rights will be deemed to have been effected at the weighted-average price received by the dealer manager on the day such rights are sold. The sale price of any rights sold to the dealer manager will be based upon the then current market price for the rights. The dealer manager will also attempt to sell all rights which remain unclaimed as a result of subscription certificates being returned by the postal authorities to the subscription agent as undeliverable as of the fourth business day prior to the expiration date of the rights offering. The subscription agent will hold the proceeds from those sales for the benefit of such non-claiming stockholders until such proceeds are either claimed or revert to the state pursuant to applicable state law. There can be no assurance that the dealer manager will purchase or be able to complete the sale of any such rights, and neither we nor the dealer manager has guaranteed any minimum sales price for the rights. If a stockholder does not utilize the services of the subscription agent and chooses to use another broker-dealer or other financial institution to sell rights, then the other broker-dealer or financial institution may charge a fee to sell the rights.

Other Transfers

The rights evidenced by a subscription certificate may be transferred in whole by endorsing the subscription certificate for transfer in accordance with the accompanying instructions. A portion of the rights evidenced by a single subscription certificate (but not fractional rights) may be transferred by delivering to the subscription agent a subscription certificate properly endorsed for transfer, with instructions to register such portion of the rights evidenced thereby in the name of the transferee and to issue a new subscription certificate to the transferee evidencing such transferred rights. In such event, a new subscription certificate evidencing the balance of the rights, if any, will be issued to the stockholder or, if the stockholder so instructs, to an additional transferee. The signature on the subscription certificate must correspond to the name as written upon the face of the subscription certificate in every particular, without alteration or enlargement, or any change. A signature guarantee must be provided by an Eligible Guarantor Institution as that term is defined in Rule 17Ad-15 under the Exchange Act, subject to the standards and procedures adopted by us.

Stockholders wishing to transfer all or a portion of their rights should allow at least five business days prior to the expiration date of the rights offering for (1) the transfer instructions to be received and processed by the subscription agent, (2) a new subscription certificate to be issued and transmitted to the transferee or transferees with respect to transferred rights, and to the transferor with respect to retained rights, if any, and (3) the rights evidenced by such new subscription certificate to be exercised or sold by the recipients thereof. Neither we nor the subscription agent nor the dealer manager shall have any liability to a transferee or transferor of rights if subscription certificates are not received in time for exercise or sale prior to the expiration date (or if the offer is extended, on or before two business days prior to the extended expiration date) of the rights offering.

Except for the fees charged by the subscription agent [and dealer manager], which will be paid by us, all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred or charged in connection with the purchase, sale or exercise of rights will be for the account of the transferor of the rights, and none of those commissions, fees or expenses will be paid by us, the subscription agent or the dealer manager.

We anticipate that the rights will be eligible for transfer through, and that the exercise of the primary subscription and the over-subscription privilege may be effected through, the facilities of the Depository Trust Company, or DTC. Holders of DTC exercised rights may exercise the over-subscription privilege in respect of such DTC exercised rights by properly completing and duly executing and delivering to the subscription agent, at or prior to 5:00 p.m., New York City time, on the day prior to the expiration date of the rights offering, a nominee holder over-subscription certificate or a substantially similar form satisfactory to the subscription agent, together with payment of the subscription price for the number of shares for which the over-subscription privilege is to be exercised.]

Methods for Exercising Rights

Rights are evidenced by subscription certificates that, except as described below under “—Foreign Stockholders,” will be mailed to record date stockholders or, if a record date stockholder’s shares are held by Cede or any other depository or nominee on their behalf, to Cede or such depository or nominee. Rights may be exercised by completing and signing the subscription certificate that accompanies this prospectus and mailing it in the envelope provided, or otherwise delivering the completed and duly executed subscription certificate to the subscription agent, together with payment in full for the shares at the estimated subscription price by the expiration date of the rights offering. Rights may also be exercised by contacting your broker, trustee or other nominee, who can arrange, on your behalf, to guarantee delivery of payment and delivery of a properly completed and duly executed subscription certificate pursuant to a notice of guaranteed delivery by the close of business on the third business day after the expiration date. A fee may be charged for this service. Completed subscription certificates and related payments must be received by the subscription agent prior to 5:00 p.m., New York City time, on or before the expiration date (unless payment is effected by means of a notice of guaranteed delivery as described below under “—Payment for Shares”) at the offices of the subscription agent at the address set forth above. Fractional shares will not be issued upon the exercise of rights.

[Exercise of the Over-Subscription Privilege

Record date stockholders who fully exercise all rights issued to them and rights holders other than record date stockholders, may both participate in the over-subscription privilege by indicating on their subscription certificate the number of shares they are willing to acquire. If sufficient remaining shares are available after the primary subscription, all over-subscriptions will be honored in full; otherwise remaining shares will be allocated first to record date stockholders and then (if any remaining shares are still available) to non-record date rights holders, and the number of remaining shares issued to some or all rights holders participating in the over-subscription privilege may be reduced as described under “—Over-Subscription Privilege” above. ]

Record Date Stockholders Whose Shares Are Held By a Nominee

Record date stockholders whose shares are held by a nominee, such as a bank, broker-dealer or trustee, must contact that nominee to exercise their rights. In that case, the nominee will complete the subscription certificate on behalf of the record date stockholder and arrange for proper payment by one of the methods set forth under “—Payment for Shares” below.

Nominees

Nominees, such as brokers, trustees or depositories for securities, who hold shares for the account of others, should notify the respective beneficial owners of the shares as soon as possible to ascertain the beneficial owners’ intentions and to obtain instructions with respect to the rights. If the beneficial owner so instructs, the nominee should complete the subscription certificate and submit it to the subscription agent with the proper payment as described under “—Payment for Shares” below.

All questions as to the validity, form, eligibility (including times of receipt and matters pertaining to beneficial ownership) and the acceptance of subscription forms and the subscription price will be determined by us, which determinations will be final and binding. No alternative, conditional or contingent subscriptions will be accepted. We reserve the right to reject any or all subscriptions not properly submitted or the acceptance of which would, in the opinion of our counsel, be unlawful.

We reserve the right to reject any exercise if such exercise is not in accordance with the terms of this rights offering or not in proper form or if the acceptance thereof or the issuance of shares of our common stock thereto could be deemed unlawful. We reserve the right to waive any deficiency or irregularity with respect to any subscription certificate. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or incur any liability for failure to give such notification.

Foreign Stockholders

Subscription certificates will not be mailed to foreign stockholders. Foreign stockholders will receive written notice of this offer. The subscription agent will hold the rights to which those subscription certificates relate for these stockholders’ accounts until instructions are received to exercise the rights, subject to applicable law. If no instructions have been received by the expiration date, such rights will expire.

Payment for Shares

Participating rights holders may choose between the following methods of payment:

(1)	A participating rights holder may send the subscription certificate together with payment for the shares acquired in the primary subscription and any additional shares subscribed for pursuant to the over-subscription privilege to the subscription agent based on the estimated subscription price of $ per share [( % of $ , the last reported sale price of a share on The NASDAQ Global Select Market on , )]. To be accepted, the payment, together with a properly completed and executed subscription certificate, must be received by the subscription agent at one of the subscription agent’s offices set forth above, at or prior to 5:00 p.m., New York City time, on the expiration date.

(2)	A participating rights holder may request a Eligible Guarantor Institution as that term is defined in Rule 17Ad-15 under the Exchange Act to send a notice of guaranteed delivery by facsimile or otherwise guaranteeing delivery of (i) payment of the full subscription price for the shares subscribed for in the primary subscription and any additional shares subscribed for pursuant to the over-subscription privilege and (ii) a properly completed and duly executed subscription certificate. The subscription agent will not honor a notice of guaranteed delivery unless a properly completed and duly executed subscription certificate and full payment for the shares is received by the subscription agent at or prior to 5:00 p.m., New York City time, on , (or, if the offer is extended, by the close of business on the third business day after the extended expiration date).

All payments by a participating rights holder must be in U.S. dollars by money order or check or bank draft drawn on a bank or branch located in the United States and payable to THL Credit, Inc. The subscription agent will deposit all funds received by it prior to the final payment date into a segregated account pending pro-ration and distribution of the shares.

The method of delivery of subscription certificates and payment of the subscription price to us will be at the election and risk of the participating rights holders, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to 5:00 p.m., New York City time, on the expiration date or the date guaranteed payments are due under a notice of guaranteed delivery (as applicable). Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier’s check or money order.

On a date within              business days following the expiration date, the subscription agent will send to each participating rights holder (or, if rights are held by Cede or any other depository or nominee, to Cede or such other depository or nominee) a confirmation showing (1) the number of shares purchased pursuant to the primary subscription, (2) the number of shares, if any, acquired pursuant to the over-subscription privilege, (3) the per share and total purchase price for the shares, and (4) any additional amount payable to us by the participating rights holder or any excess to be refunded by us to the participating rights holder, in each case based on the subscription price as determined on the expiration date. Any additional payment required from a participating rights holder must be received by the subscription agent within ten business days after the confirmation date. Any excess payment to be refunded by us to a participating rights holder will be mailed by the subscription agent to the rights holder as promptly as practicable. No interest will be paid on any amounts refunded.

Whichever of the two methods described above is used, issuance of the shares purchased is subject to collection of checks and actual payment. If a participating rights holder who subscribes for shares pursuant to the primary subscription or over-subscription privilege does not make payment of any amounts due by the expiration date, the date guaranteed payments are due under a notice of guaranteed delivery or within ten business days of the confirmation date, as applicable, the subscription agent reserves the right to take any or all of the following actions: (1) reallocate the shares to other participating rights holders in accordance with the over-subscription privilege; (2) apply any payment actually received by it from the participating rights holder toward the purchase of the greatest whole number of shares which could be acquired by such participating rights holder upon exercise of the primary subscription and/or the over-subscription privilege; and/or (3) exercise any and all other rights or remedies to which it may be entitled, including the right to set off against payments actually received by it with respect to such subscribed for shares.

All questions concerning the timeliness, validity, form and eligibility of any exercise of rights will be determined by us, whose determinations will be final and binding. We in our sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. The subscription agent will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or incur any liability for failure to give such notification.

Participating rights holders will have no right to rescind their subscription after receipt of their payment for shares by the subscription agent, except as provided below under “—Notice of Net Asset Value Decline.”

Notice of Net Asset Value Decline

We will suspend the offer until we amend this prospectus if, subsequent to the effective date of this prospectus, our net asset value declines more than 10% from our net asset value as of that date. Accordingly, the expiration date would be extended and we would notify record date stockholders of the decline and permit participating rights holders to cancel their exercise of rights.

Delivery of Stock Certificates

Participants in our dividend reinvestment plan will have any shares that they acquire pursuant to the offer credited to their stockholder dividend reinvestment accounts in the plan. Stockholders whose shares are held of record by Cede or by any other depository or nominee on their behalf or their broker-dealers’ behalf will have any shares that they acquire credited to the account of Cede or the other depository or nominee. With respect to all other stockholders, stock certificates for all shares acquired will be mailed after payment for all the shares subscribed for has cleared, which may take up to 15 days from the date of receipt of the payment.

Federal Income Tax Consequences of the Offer

For federal income tax purposes, neither the receipt nor the exercise of the rights by record date stockholders will result in taxable income to such stockholders, and no loss will be realized if the rights expire without exercise.

A record date stockholder’s basis in a right will be zero unless either (1) the fair market value of the right on the date of distribution is 15% or more of the fair market value of the shares with respect to which the right was distributed or (2) the record date stockholder elects, in his or her federal income tax return for the taxable year in which the right is received, to allocate part of the basis of the shares to the right. If either of clauses (1) or (2) is applicable, then if the right is exercised, the record date stockholder will allocate his or her basis in the shares with respect to which the right was distributed between the shares and the right in proportion to the fair market values of each on the date of distribution.

The holding period of a right received by a record date stockholder includes the holding period of the shares with regard to which the right is issued. If the right is exercised, the holding period of the shares acquired begins on the date the right is exercised.

[If a right is sold, a gain or loss will be realized by the rights holder in an amount equal to the difference between the basis of the right sold and the amount realized on its disposition.]

A record date stockholder’s basis for determining gain or loss upon the sale of a share acquired upon the exercise of a right will be equal to the sum of the record date stockholder’s basis in the right, if any, and the subscription price per share. A record date stockholder’s gain or loss recognized upon a sale of a share acquired upon the exercise of a right will be capital gain or loss (assuming the share was held as a capital asset at the time of sale) and will be long-term capital gain or loss if the share is held for more than one year.

The foregoing is a general summary of the material U.S. federal income tax consequences of the offer under the provisions of the Code and Treasury regulations in effect as of the date of the prospectus that are generally applicable to record date stockholders who are United States persons within the meaning of the Code, and does not address any foreign, state or local tax consequences. The Code and Treasury regulations are subject to change or differing interpretations by legislative or administrative action, which may be retroactive. Participating rights holders should consult their tax advisors regarding specific questions as to foreign, federal, state or local taxes.

ERISA Considerations

Stockholders who are employee benefit plans subject to the Employee Retirement Income Security Act of 1974, or ERISA (including corporate savings and 401(k) plans), Keogh or H.R. 10 plans of self-employed individuals and individual retirement accounts should be aware that additional contributions of cash to a retirement plan (other than rollover contributions or trustee-to-trustee transfers from other retirement plans) in order to exercise rights would be treated as contributions to the retirement plan and, when taken together with contributions previously made, may result in, among other things, excise taxes for excess or nondeductible contributions. In the case of retirement plans qualified under Section 401(a) of the Code and certain other retirement plans, additional cash contributions could cause the maximum contribution limitations of Section 415 of the Code or other qualification rules to be violated. It may also be a reportable distribution and there may be other adverse tax and ERISA consequences if rights are sold or transferred by a retirement plan.

Retirement plans and other tax exempt entities, including governmental plans, should also be aware that if they borrow in order to finance their exercise of rights, they may become subject to the tax on unrelated business taxable income under Section 511 of the Code. If any portion of an individual retirement account is used as security for a loan, the portion so used is also treated as distributed to the IRA depositor. ERISA contains fiduciary responsibility requirements, and ERISA and the Code contain prohibited transaction rules that may impact the exercise of rights. Due to the complexity of these rules and the penalties for noncompliance, retirement plans should consult with their counsel and other advisers regarding the consequences of their exercise of rights under ERISA and the Code.

[Distribution Arrangements

                    , which is a broker-dealer and member of the Financial Industry Regulatory Authority, will act as dealer manager for this offer. Under the terms and subject to the conditions contained in the dealer management agreement, the dealer manager will provide financial advisory and marketing services in connection with this offer and will solicit the exercise of rights and participation in the over-subscription privilege. This offer is not contingent upon any number of rights being exercised. We have agreed to pay the dealer manager a fee for its financial advisory, marketing and soliciting services equal to     % of the aggregate subscription price for shares issued pursuant to this offer. In addition, we have agreed to reimburse the dealer manager an aggregate amount up to $         for its expenses incurred in connection with this offer.

The dealer manager will reallow to other broker-dealers that have executed and delivered a soliciting dealer agreement and have solicited the exercise of rights, solicitation fees equal to     % of the subscription price per share for each share issued pursuant to the exercise of rights as a result of their soliciting efforts, subject to a maximum fee based on the number of shares held by each broker-dealer through DTC on the record date. Fees will be paid by us to the broker-dealer designated on the applicable portion of the subscription certificates or, in the absence of such designation, to the dealer manager.

We have agreed to indemnify the dealer manager for, or contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act. The dealer manager agreement also provides that the dealer manager will not be subject to any liability to us in rendering the services contemplated by the dealer manager agreement except for any act of bad faith, willful misfeasance, or gross negligence of the dealer manager or reckless disregard by the dealer manager of its obligations and duties under the dealer manager agreement. We have also agreed not to directly or indirectly sell, offer to sell, enter into any agreement to sell, or otherwise dispose of, any of our equity or equity related securities or securities convertible into such securities, other than the rights, the shares and the common stock issued in connection with the reinvestment of dividends or distributions, for a period of      days from the date hereof without the prior consent of the dealer manager.

The principal business address of the dealer manager is                     .

Prior to the expiration of this offer, the dealer manager may independently offer for sale shares, including shares acquired through purchasing and exercising the rights, at prices it sets. The dealer manager may realize profits or losses independent of any fees described in this prospectus.

This offering is being conducted in compliance with Rule 5110 of the Conduct Rules of the Financial Industry Regulatory Authority. ]

Additional Dealer Manager Compensation

The dealer manager and/or its affiliates have from time to time performed and may in the future perform various commercial banking, financial advisory and investment banking services for us and our affiliates for which they have received or will receive customary compensation. [Describe any specific transactions and compensation related thereto required to be disclosed by applicable law or regulation.]

Certain Effects of this Offer

The Advisor will benefit from this offer because a portion of the investment advisory fee we pay to the Advisor is based on our gross assets. See “Management—Investment Advisory Agreement” in the accompanying prospectus. It is not possible to state precisely the amount of additional compensation the Advisor will receive as a result of this offer because it is not known how many shares will be subscribed for and because a substantial portion of the proceeds of the offer are expected to be used to repay outstanding indebtedness. However, assuming (1) all rights are exercised, (2) the average value of our gross assets, excluding proceeds from this offer, remains at approximately $         million, (3) the estimated subscription price is $         per share, and (4) all of the proceeds from the offer are invested in additional portfolio companies, and after giving effect to dealer manager fees and other expenses related to this offer, the Advisor would receive additional annualized advisory fees of approximately $        , and the amount of the administrative fee received by the Advisor would not change.              of our directors who voted to authorize this offer are interested persons of the Advisor. The other              directors who approved this offer are not affiliated with the Advisor.

As a result of the terms of this offer, stockholders who do not fully exercise their rights will own, upon completion of this offer, a smaller proportional interest in us than they owned prior to the offer, including with respect to voting rights. [In addition, because the subscription price per share will likely be less than the net asset value per share, based on our current market price, the offer will likely result in an immediate dilution of net asset value per share for all of our stockholders. If the subscription price per share is substantially less than the current net asset value per share, such dilution could be substantial. Any such dilution will disproportionately affect non-exercising stockholders. If the subscription price is less than our net asset value per share, then all stockholders will experience a decrease in the net asset value per share held by them, irrespective of whether they exercise all or any portion of their rights. This offering will also cause dilution in the dividends per share we are able to distribute subsequent to completion of the offering. See “Dilution.”]

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington, DC. Certain legal matters in connection with the securities offered hereby will be passed upon for the underwriters by                     .

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP is our independent registered public accounting firm located at 125 High Street, Boston, Massachusetts 02110, has audited our financial statements as of and for the year ended December 31, 2010, as set forth in their report.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus supplement and the accompanying prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus supplement and the accompanying prospectus.

We are required to file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing to the SEC’s Public Reference Section, Washington, D.C. 20549. The information is available free of charge by contacting us at THL Credit, Inc., 100 Federal Street, 31st floor, Boston, MA 02110, or by calling us at (800) 450-4424 or on our website at www.thlcredit.com.